U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC File Number 000-54231

CUSIP Number 030588107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D         ☐ Form N-SAR

For Period Ended: September 30, 2024

☐          Transition Report on Form 10-K

☐         Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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Part I - Registrant Information

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Full Name of Registrant: AMERICANN, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number)

1555 Blake Street, Unit 502

City, State and Zip Code

Denver, CO 80202

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒         (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒         (b)        The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐         (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company did not complete its financial statements for the year ended September 30, 2024 in sufficient time so as to allow the filing of the report by December 30, 2024.

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Part IV - Other Information

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(1)         Name and telephone number of person to contact in regard to this notification

William T. Hart	(303)	839-0061
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports

required under Section 13 or 15(d)

of the Securities Exchange Act of

1934 during the preceding l2 months

(or for such shorter period that

the registrant was required to file

such reports) been filed? If answer

is no, identify report(s).                             ☒ Yes ☐ No

(3)   Is it anticipated that any significant

change in results of operations from

the corresponding period for the last

fiscal year will be reflected by the

earnings statements to be included

in the subject report or portion thereof?          ☐ Yes ☒ No

If so: attach an explanation of the

anticipated change, both narratively and

quantitatively, and, if appropriate, state

the reasons why a reasonable estimate of

the results cannot be made.

                  AMERICANN, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 26, 2024	By:	/s/ Timothy Keogh
Timothy Keogh Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Americann 12b-25 for Sept 2024 10-K 12-26-24

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